================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 16)


                                  SALTON, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   795757103
                                 (CUSIP Number)


                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                           BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                 OCTOBER 1, 2007
                    (Date of Event which Requires Filing of
                                This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.61%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.61%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.61%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.61%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 6
---------------------------                          ---------------------------


                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.61%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.61%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.61%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 9
---------------------------                          ---------------------------


         This Amendment No. 16 amends and supplements the Statement on Schedule 13D filed on June 13, 2006, as amended October 20, 2006, October 26, 2006, November 6, 2006, November 16, 2006, December 18, 2006, January 3, 2007, January 24, 2007, February 9, 2007, March 30, 2007, May 3, 2007, May 9, 2007,
June 12, 2007, June 29, 2007, July 24, 2007 and July 31, 2007 (as amended,  the
"Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC, relating to the Common Stock, par value $0.01 per share (the "Shares"), of Salton, Inc., a Delaware corporation (the "Issuer"). The Capitalized terms used herein and not otherwise defined in this Amendment No. 16 shall have the meanings set forth in the
Schedule 13D.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is amended and supplemented as follows:

         The information set forth or incorporated by reference in Items 4 and 6 below is hereby incorporated by reference.

         ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On October 1, 2007 APN Holding Company, Inc., a Delaware corporation ("APN Holdco"), which is the parent corporation of Applica, Inc., a Florida corporation ("Applica"), 75% of whose outstanding shares of common stock are owned by the Master Fund and 25% of whose outstanding shares are owned by Harbinger Capital Partners Special Fund, L.P., a Delaware limited partnership and an affiliate of the Master Fund (the "Special Fund" and together with the Master Fund, the "Harbinger Capital Partners"), entered into an Agreement and Plan of Merger (the "New Merger Agreement") with the Issuer and SFP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"). Pursuant to, and subject to the terms and conditions set forth in the New Merger Agreement, Merger Sub will merge with and into APN Holdco (the "APN Merger") and as a result thereof, the shares of common stock of APN Holdco issued and outstanding immediately prior to the effective time

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 10
---------------------------                          ---------------------------


of the APN Merger (the "Effective Time") will be converted into an aggregate of 595,500,405 Shares, and APN Holdco will become a wholly-owned subsidiary of the Issuer. Shares of the Issuer outstanding immediately prior to the APN Merger will remain outstanding following the APN Merger.

         Currently Harbinger Capital Partners own an aggregate of 701,600 Shares, 30,000 shares of the Issuer's Series A Voting Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), 47,164 shares of the Issuer's Series C Preferred Stock (the "Series C Preferred
Stock"), $14,989,000 principal amount of the Issuer's 12 1/4% Senior Subordinated Notes due 2008 (the "Subordinated Notes") and $89,606,859 principal amount of the Issuer's Second Lien Notes (the "Second Lien Notes").

         In connection with the execution of the New Merger Agreement, the Issuer obtained consents from the holders of all of the outstanding shares of each of its Series A Preferred Stock (including the Master Fund) and in excess of a majority of the outstanding shares of its Series C Preferred Stock (including Harbinger Capital Partners) approving amendments to the respective Certificates of Designation of such series of preferred stock (the "Preferred Amendments") providing for the automatic conversion of such shares of preferred stock into Shares concurrently with the Effective Time, with each share of Series A Preferred Stock (including the 30,000 shares of Series A Preferred Stock owned by the Master Fund) converted into 2197.49 Shares and each share of Series C Preferred Stock (including the 47,164 shares of the Series C Preferred Stock owned by Harbinger Capital Partners) converted into 249.56 Shares.

         Also in connection with the execution of the New Merger Agreement, Harbinger Capital Partners and the Issuer entered into a Commitment Agreement (the "Commitment Agreement") pursuant to which, and subject to the terms and conditions contained therein, Harbinger Capital Partners have committed to purchase, at the Effective Time, shares of a new series of non-convertible, non-voting preferred stock of the Issuer to be named the Issuer's Series D Nonconvertible (NonVoting) Preferred Stock ("Series D Preferred Stock") having an initial liquidation preference equal to the sum of (i) the aggregate redemption or repurchase price which would have been required to be paid on the date on which the Effective Time occurs (the "Closing Date") in respect of the Subordinated Notes and Second Lien Notes owned by Harbinger Capital Partners on the Closing Date as a result of a change in control of the Issuer, PLUS (ii) any accrued and unpaid interest thereon through the Closing Date (the "Aggregate Purchase Price"). Each share of Series D Preferred Stock will have an initial liquidation preference of $1,000 per share and the holders thereof will be entitled to cumulative dividends payable quarterly at an annual rate of 16%. The

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 11
---------------------------                          ---------------------------


complete terms of the Series D Preferred Stock will be set forth in the terms of the Certificate of The Powers, Designations, Preferences And Rights Of The Series D Nonconvertible (NonVoting) Preferred Stock (the "Series D Certificate of Designation"). Harbinger Capital Partners will pay the Aggregate Purchase Price by surrendering to the Issuer Subordinated Notes and Second Lien Notes. The proposed issuance of the shares of Series D Preferred Stock, together with the issuance of Shares as merger consideration pursuant to the New Merger Agreement and upon mandatory conversion of shares of Series A Preferred Stock and Series C Preferred Stock as contemplated by the Preferred Amendments are together referred to as the "Share Issuances." The Commitment Agreement also includes (i) an agreement by Harbinger Capital Partners, in their capacity as holders of all of the outstanding stock of APN Holdco, to execute and deliver to APN Holdco and not revoke or modify their unanimous written consent approving the APN Merger, and (ii) an agreement by the Issuer to provide
Harbinger Capital Partners, for so long as they own a majority of the outstanding Series D Preferred Stock, with a right of first refusal with respect to the Issuer's future debt and equity financing.

         Immediately after giving effect to the APN Merger and the Share Issuances, Harbinger Capital Partners would own 92 percent of the outstanding Shares (including the 701,600 Shares currently owned by Harbinger Capital Partners, the Shares to be issued to Harbinger Capital Partners as the shareholder of APN Holdco in the APN Merger, the Shares to be issued to Harbinger Capital Partners in conversion of the 30,000 shares of Series A Preferred Stock owned by the Master Fund and the Shares to be issued to Harbinger Capital Partners in conversion of the 47,164 shares of the Series C Preferred Stock owned by Harbinger Capital Partners) and 100 percent of outstanding shares of Series D Preferred Stock. Existing holders of the Issuer's Series A Preferred Stock (other than Harbinger Capital Partners), Series C Preferred Stock (other than Harbinger Capital Partners) and common stock (other than Harbinger Capital Partners) would own approximately 3%, 3% and 2%, respectively, of the Shares outstanding immediately following the APN Merger and the Share Issuances.

         In a letter delivered by Harbinger Capital Partners to APN Holdco ("Harbinger Financing Commitment") in connection with the execution of the New Merger Agreement, Harbinger Capital Partners have agreed that at, and subject to, the consummation of the APN Merger, Harbinger Capital Partners will provide, or cause to be provided to the Issuer, a senior secured revolving credit facility (the "Harbinger Facility") to provide for financing for the transactions contemplated by the New Merger Agreement. The terms of the Harbinger Facility will provide for a scheduled maturity no sooner than three years from the Effective Date, an interest rate (assuming no default) of 650 basis points over LIBOR and a 6.5% prepayment penalty declining ratably on an annual basis until maturity. The Issuer will pay Harbinger Capital Partners a fee of $5 million for providing financing for the transaction (pro rated to the extent a portion of the financing is provided by other sources).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 12
---------------------------                          ---------------------------


         The Issuer has made customary representations and warranties in the New Merger Agreement, including representations and warranties with respect to, among other things, (i) due organization and corporate power, (ii) authority and validity of agreement, (iii) consents and approvals, (iv) absence of untrue statements or material omissions in the proxy statement and additional filings with the Securities and Exchange Commission, (v) capitalization, (vi) absence of certain events, (vii) litigation, (viii) title to property, (ix) absence of undisclosed liabilities, and (x) compliance with law.

         The Issuer has also agreed to certain restrictions and limitations on future transactions pending the closing of the APN Merger, including covenants to, among other things, (i) carry on the business of the Issuer in the ordinary course, (ii) not pay any dividends on or make other distributions in respect of its capital stock, (iii) not amend its certificate of incorporation, bylaws or other governing documents (except to the extent contemplated by the transaction) and (iv) not make any acquisitions or loans other than those permitted by the New Merger Agreement.

         Consummation of the APN Merger and the Share Issuances is subject to various conditions, including the approval by the Issuer's stockholders of an amendment to the Issuer's Certificate of Incorporation increasing the Issuer's authorized capitalization as well as other matters in connection with the Share Issuances, and the absence of legal impediments. In the New Merger Agreement, the Issuer has agreed hold a meeting of Issuer stockholders as promptly as practical at which Issuer stockholders will be asked to approve the actions necessary to consummate the APN Merger and the Share Issuance. The obligation of APN Holdco to consummate the APN Merger is not subject to any financing condition. Furthermore, in accordance with the Commitment Agreement, Harbinger Capital Partners, in their capacity as the holders of all of the outstanding capital stock of APN Holdco have delivered to APN Holdco consents approving the APN Merger.

         The New Merger Agreement contains certain termination rights for both the Issuer and APN Holdco. The New Merger Agreement further provides that upon termination of the New Merger Agreement as the result of either the Issuer's Board of Directors withdrawing its recommendation for the APN Merger or a superior proposal, the Issuer would be obligated to pay APN Holdco a termination fee of $1.0 million plus up to $1.0 million of expenses.

         It is contemplated that as of the closing of the APN Merger, all of the directors of the Issuer will be replaced by designees of APN Holdco.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 13
---------------------------                          ---------------------------


         The foregoing descriptions of the New Merger Agreement, the Preferred Amendment relating the Series A Preferred, the Preferred Amendment relating to the Series C Preferred, the Series D Certificate of Designation, the Harbinger Financing Commitment and the Commitment Agreement do not purport to describe all of the terms of such documents and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as Exhibits V, W, X Y, Z and AA respectively, to this Amendment to Schedule 13D and are incorporated herein by reference.

         The New Merger Agreement contemplates that at the Effective Time the Issuer and Harbinger Capital Partners will enter into a Registration Rights
Agreement pursuant to which the Issuer will provide certain demand and piggyback registration rights to Harbinger Capital Partners. The foregoing description of the Registration Rights Agreement does not purport to describe all of the terms of such agreement and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is filed as Exhibit BB to this Amendment to Schedule 13D and is incorporated by reference herein.

         The New Merger Agreement also contemplates that at the Effective Time the Issuer will execute and deliver on behalf of itself and its subsidiaries a Release releasing APN Holdco, Applica, Harbinger Capital Partners and their respective affiliates from any and all causes of actions and liabilities arising prior to the Effective Time, including with respect to the termination by APN Holdco of the Agreement and Plan of Merger, dated as of February 7, 2007, among the Issuer, Merger Sub and APN Holdco.

         The foregoing description of the Release does not purport to describe all of the terms of such document and is qualified in its entirety by reference to the full text of the form of such instrument, a copy of which is filed as Exhibit CC to this Amendment to Schedule 13D and is incorporated by reference herein.

         Concurrently with the execution and delivery of the New Merger Agreement, the Issuer, its subsidiaries, Silver Point Finance, LLC, ("Silver Point") as co-agent for the lenders under the Issuer's senior secured credit facility and Harbinger Capital Partners entered into a Loan Purchase Agreement. The Loan Purchase Agreement provides that at any time (1) from and after the date any party to the New Merger Agreement has, or asserts, the right to terminate the New Merger Agreement or the New Merger Agreement is terminated and/or (2) on or after November 10, 2007 and prior to February 1, 2008 (provided, in each case, no insolvency proceeding with respect to the Issuer or its subsidiaries is then proceeding), at the request of Silver Point, Harbinger Capital Partners shall purchase from Silver Point certain overadvance loans outstanding under the Issuer's senior secured credit facility

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 14
---------------------------                          ---------------------------


having an aggregate principal amount of up to approximately $68.5 million. The purchase price shall be equal to 100% of the outstanding principal amount of the overadvance loans, plus all accrued and unpaid interest thereon through and including the date of purchase.

         In the event that Harbinger Capital Partners purchase the overadvance loans pursuant to the Loan Purchase Agreement, the amount of the purchased overadvance loans will be deemed discharged under Salton's senior secured credit facility and the principal amount of such over advance loans, plus all accrued and unpaid interest thereon and a $5 million drawdown fee payable to Harbinger Capital Partners as a result of such purchase, will be automatically converted to loans under a new Reimbursement and Senior Secured Credit Agreement dated as of October 1, 2007 among Harbinger Capital Partners, the
Issuer and its subsidiaries that are signatories thereto as borrowers and guarantors.

         The Loan Purchase Agreement also provides that under certain circumstances, including the commencement of an insolvency proceeding with respect to the Issuer or its subsidiaries, at the request of Silver Point, Harbinger Capital Partners shall purchase from Silver Point all of the outstanding obligations under Salton's senior secured credit facility (and the Master Fund shall become the agent and co-agent thereunder).

         The Reimbursement and Senior Secured Credit Agreement has a maturity date of January 30, 2008. The interest rate with respect to loans under the Reimbursement and Senior Secured Credit Agreement is the six month LIBOR plus 10.5%, payable in cash on the last business day of each month. The default rate is LIBOR plus 12.5%.

         The Reimbursement and Senior Secured Credit Agreement contains covenants that are substantially the same as the covenants contained in the
Issuer's senior secured credit facility except there are no financial maintenance covenants. Under the terms of the Reimbursement and Senior Secured Credit Agreement, to the extent that the lenders under the Issuer's senior secured credit facility amend or modify the covenants under such facility, the parallel covenants under the Reimbursement and Senior Secured Credit Agreement shall be automatically deemed amended or modified; provided that the lenders under the Issuer's senior secured credit facility may not amend or modify the covenant limiting the maximum amount of the Issuer's senior secured credit facility or amend or modify the Borrowing Base in a manner that increases the amount of the Issuer's senior secured credit facility.

         Subject to the Amended and Restated Intercreditor Agreement described below, if an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) occurs and is continuing, the agent under the Reimbursement and Senior Secured Credit Agreement and the holders of at least

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 15
---------------------------                          ---------------------------


66-2/3% in principal amount of loans thereunder then outstanding may declare the principal of and accrued but unpaid interest on all of such loans and an 8% prepayment premium to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and interest on all of the loans and an 8% prepayment premium thereunder shall automatically become immediately due and payable without notice or demand of any kind.

         The loans under the Reimbursement and Senior Secured Credit Agreement are secured by a second-priority lien on substantially all of the Issuer's domestic assets and a pledge of the capital stock of the Issuer's domestic subsidiaries and certain of its foreign subsidiaries. The loans are also unconditionally guaranteed and secured by each of the Issuer's direct and indirect domestic subsidiaries.

         In connection with the Loan Purchase Agreement: (a) the Issuer entered into a waiver, consent, forbearance and seventeenth amendment to its senior secured credit agreement pursuant to which Silver Point (1) permits the transactions contemplated by the Loan Purchase Agreement and related documents;
(2) waives any event of default resulting from a going concern qualification in the report by the Issuer's independent auditors accompanying the Issuer's audited financial statements as of and for the period ending June 30, 2007, and
(3) subject to certain conditions, forbears from exercising remedies with respect to certain existing events of default relating to, among other things, the filing of the Issuer's annual report on Form 10-K for the fiscal year ended June 30, 2007 and the delivery of foreign stock pledge agreements and blocked account control agreements; (b) the Issuer entered into a waiver, consent and first amendment to its second lien credit agreement which, among other things, permits the transactions contemplated by the Loan Purchase Agreement and related documents; (c) the agent and co-agent for the Issuer's senior secured credit agreement, the agent for the Reimbursement and Senior Secured Credit Agreement and the second lien agent for the Issuer's second lien credit agreement entered into an Amended and Restated Intercreditor Agreement which, among other things, governs the priority of rights among the lenders; and (d) the agent for the Reimbursement and Senior Secured Credit Agreement and the second lien agent for the second lien credit agreement entered into a Junior Intercreditor Agreement governing the priority of rights among the lenders thereunder.

         The foregoing description of each of the Loan Purchase Agreement, Reimbursement and Senior Secured Credit Agreement, Amended and Restated Intercreditor Agreement and Junior Intercreditor Agreement does not purport to describe all of the terms of such agreement and is qualified in its entirety by reference to the full text of

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 16
---------------------------                          ---------------------------


such agreements, copies of which are filed as Exhibits DD, EE, FF and GG, respectively, to this Amendment to Schedule 13D and are incorporated herein by reference.

         In connection with the New Merger Agreement, the Issuer and UMB Bank, N.A., the Rights Agent entered into a Third Amendment to Rights Agreement, which has the effect of making the Issuer's existing Rights Agreement, dated as of June 28, 2004 and as subsequently amended as of June 7, 2006 and on February 7, 2007, and the rights issued to the Issuer's stockholders thereunder, inapplicable to the specific transactions contemplated by the New Merger Agreement.

         In connection with the New Merger Agreement, the board of directors of the Issuer approved and recommended for approval by the stockholders of the
Issuer: (1) an amendment to the Issuer's Restated Certificate of Incorporation to increase the number of authorized shares of common stock to 1 billion; (2) the Series A Amendment pursuant to which each share of the Issuer's Series A Preferred Stock will be converted, contemporaneously with the Effective Time, into 2197.49 shares of the Issuer's Shares; (3) the Series C Amendment pursuant to which each share of the Issuer's Series C Preferred Stock will be converted, contemporaneously with the Effective Time, into 249.56 shares of the Issuer's common stock; and (4) the Share Issuances.

         Following completion of the APN Merger, Harbinger Capital Partners will own approximately 92% of the Issuer's Shares. As a result of the APN Merger, Harbinger Capital Partners will have the ability to exert substantial influence and actual control over the Issuer's management policies and affairs, will control the outcome of any matter submitted to the Issuer's stockholders, including amendments to the Issuer's certificate of incorporation and by-laws, any proposed merger or other business combinations involving the Issuer, the Issuer's financing, consolidation or sale of all or substantially all of the Issuer's assets and other corporate transactions and will have the ability to elect or remove all of the Issuer's directors.

         Following the completion of the APN Merger, Harbinger Capital Partners may initiate a review of the Issuer and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes if any would be desirable following the APN Merger to enhance the Issuers' business and operations. Harbinger Capital Partners reserve the right to change their plans at any time and has and will continue to explore opportunities in the Issuer's industry and relating to its business.

         Accordingly, among other things, Harbinger Capital Partners may: (i) elect to sell, transfer or otherwise dispose of all or any portion of the equity or debt of the Issuer owned by them to any person or entity, including an

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 17
---------------------------                          ---------------------------


affiliate of Harbinger Capital Partners, (ii) decide that, in lieu of continuation of the business plan, the Issuer should acquire all or a portion of another business, including an affiliate of Harbinger Capital Partners,
(iii) decide that, in lieu of continuation of the business plan, the Issuer should sell, transfer or otherwise dispose of all or any portion of its assets to any person or entity, including an affiliate of Harbinger Capital Partners,
(iv) decide that, in lieu of continuation of the business plan, the Issuer should be liquidated, (v) restructure the Issuer's capitalization, indebtedness or corporate structure, (vi) change the Issuer's dividend policy, (vii) list, register, delist or terminate the registration of any class of the Issuer's equity securities, (viii) take the Issuer private or otherwise acquire additional equity or debt in the Issuer, (ix) make whatever personnel changes to the present directors or management of the Issuer deemed necessary, (x) change the number or the term of directors, fill existing board vacancies or change any material term of the employment contract of any officer, (xi) suspend the Issuer's obligation to file reports with the SEC; or (xii) make other material changes in the Issuer's corporate structure, ownership structure or business.

         ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a, b) As of the date hereof and upon conversion of the Series A Voting Convertible Preferred Stock of Issuer (the "Preferred Stock") acquired by the Master Fund, the Master Fund may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The
3,348,667 Shares described hereto represent approximately 18.61% of the 17,998,606 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 15,351,539 Shares outstanding as of October 1 , 2007, plus
(ii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         As of the date hereof, the Master Fund also has a short position of 709,560 Shares.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 18
---------------------------                          ---------------------------


         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, Harbinger Management may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.61% of the 17,998,606 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 15,351,539 Shares outstanding as of October 1, 2007, plus (ii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, HMC Investors may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.61% of the 17,998,606 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 15,351,539 Shares outstanding as of October 1, 2007, plus (ii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, HMC may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 19
---------------------------                          ---------------------------


Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.61% of the 17,998,606 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 15,351,539 Shares outstanding as of October 1, 2007, plus (ii)2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master
Fund).

         HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, Philip Falcone may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.61% of the 17,998,606 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 15,351,539 Shares outstanding as of October 1, 2007, plus (ii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         Philip Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, Raymond J. Harbert may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.61% of the 17,998,606 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 15,351,539 Shares outstanding as of October 1, 2007, plus (ii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 20
---------------------------                          ---------------------------


         Raymond J. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, Michael D. Luce may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.61% of the 17,998,606 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 15,351,539 Shares outstanding as of October 1, 2007, plus (ii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         Michael D. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to add the following information:

         This information set forth above in Item 4 is incorporated by reference herein.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following information:

                  EXHIBIT DESCRIPTION

                  A Agreement between the Reporting Persons to file jointly

                  V Agreement and Plan of Merger dated as of October 1, 2007 by and between Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc., incorporated by reference to the Schedule 13D as Exhibit 99.1 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 21
---------------------------                          ---------------------------


                  W Form of Certificate of Amendment to Certificate of Designation of Series A Voting Convertible Preferred Stock incorporated by reference to the Schedule 13D as Exhibit 99.2 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

                  X Form of Certificate of Amendment to Certificate of Designation of Series C Nonconvertible (NonVoting) Preferred Stock incorporated by reference to the
                           Schedule 13D as Exhibit 99.3 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

                  Y Form of Certificate of Designation of Series D Nonconvertible (NonVoting) Preferred Stock incorporated by reference to the Schedule 13D as
                           Exhibit 99.4 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

                  Z Harbinger Financing Commitment dated as of October 1, 2007 by and between Harbinger Capital Partners Master Fund I, Ltd., and Harbinger Capital Partners Special Situations Fund, L.P and APN Holding Company, Inc.

                  AA Commitment Agreement dated as of October 1, 2007 by and between Salton, Inc., Harbinger Capital Partners Master Fund I, Ltd., and Harbinger Capital Partners Special Situations Fund, L.P. incorporated by reference to the Schedule 13D as Exhibit 99.5 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

                  BB Form of Registration Rights Agreement by and between Salton, Inc., Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. incorporated by reference to the Schedule 13D as Exhibit 99.6 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

                  CC Form of Release by Salton, Inc. incorporated by reference to the Schedule 13D as Exhibit 99.8 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 22
---------------------------                          ---------------------------


                  DD Loan Purchase Agreement dated as of October 1, 2007, by and between Silver Point Finance, as co agent for the Lenders (as defined therein), Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Salton and each of Salton's subsidiaries identified on the signature pages thereof as Borrowers and Guarantors incorporated by reference to the Schedule 13D as
                           Exhibit 99.9 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

                  EE Reimbursement and Senior Secured Credit Agreement dated as of October 1, 2007 by and among Harbinger Capital Partners Maser Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., as the lenders, Harbinger Capital Partners Master Fund I, Ltd., as the agent, Salton, Inc. and each of its subsidiaries that are signatories thereto, as the borrowers, and each of its other subsidiaries that are signatories thereto, as guarantors incorporated by reference to the Schedule 13D as Exhibit 99.10 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

                  FF Amended and Restated Intercreditor Agreement dated as of October 1, 2007 by and between Silver Point Finance, LLC, Wells Fargo Foothill, Inc., The Bank of New York and Harbinger Capital Partners Master Fund I, Ltd. incorporated by reference to the
                           Schedule 13D as Exhibit 99.13 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

                  GG Junior Intercreditor Agreement dated as of October 1, 2007 by and between The Bank of New York and Harbinger Capital Partners Master Fund I, Ltd. incorporated by reference to the Schedule 13D as
                           Exhibit 99.14 on Form 8-K filed by the Issuer and dated October 2, 2006 (SEC File No. 001-14857).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 23
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION



                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel



                                /s/ Philip Falcone
                                ------------------------------------
                                Philip Falcone



                                /s/ Raymond J. Harbert
                                ------------------------------------
                                Raymond J. Harbert

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 24
---------------------------                          ---------------------------



                                /s/ Michael D. Luce
                                ------------------------------------
                                Michael D. Luce




October 4, 2007

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 13
---------------------------                          ---------------------------


                                   EXHIBIT A

                                   AGREEMENT


         The undersigned agree that this Schedule 13D, Amendment No. 15 dated July 31, 2007 relating to the Shares of Salton, Inc. shall be filed on behalf of the undersigned.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION



                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel



                                /s/ Philip Falcone
                                ------------------------------------
                                Philip Falcone

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 25
---------------------------                          ---------------------------



                                /s/ Raymond J. Harbert
                                ------------------------------------
                                Raymond J. Harbert



                                /s/ Michael D. Luce
                                ------------------------------------
                                Michael D. Luce



October 4, 2007